Empatan Public Limited Company

Mespil Busines Centre

Mespil House, Sussex Road

Dublin 4, Ireland

October 28, 2022

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Ryan Rohn
Stephen Krikorian
Patrick Faller
Jeff Kauten

Re:	Empatan Public Limited Company
Registration Statement on Form F-4
Filed September 6, 2022
File No. 333-267301

Ladies and Gentlemen:

This letter sets forth responses of Empatan Public Limited Company (the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated October 4, 2022 relating to the Registration Statement on Form F-4 (File No. 333-267301) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

For convenience, we have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s letter to the Company dated October 4, 2022. The response of the Company to each comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form F-4 Filed September 6, 2022

General

1.

Please tell us whether the “Independent Expert’s Report” is a report, opinion or appraisal materially relating to the transaction to be received from an outside party and, if so, revise to summarize the analyses and provide disclosure consistent with Item 4(b) of Form F-4 and Item 1015 of Regulation M-A.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the Company believes that the “Independent Expert’s Report” is not a report, opinion or appraisal materially relating to the transaction to be received from an outside party. While the issuance of an independent expert’s report concluding that the Capital Reduction and Scheme are in the best interests of SMX shareholders is a closing condition to the Business Combination, the report is being procured solely to satisfy certain legal requirements applicable to a scheme of arrangement under Part 5.1 of the Corporations Act and capital reduction under Australian law. Neither the Company nor Lionheart believes that the report would be material or useful to Lionheart’s stockholders in considering whether to vote to approve the Business Combination because the report had not been prepared or delivered at the time the Lionheart Board decided to enter into the Business Combination Agreement. To the contrary, the Lionheart Board obtained the opinion of Scura Partners before deciding to enter into the Business Combination Agreement and the Company has included the Scura Partners opinion as an exhibit to the Registration Statement.

2.

You state on page 20 that if a redemption “were to occur after December 31, 2022, an excise tax may apply to the Business Combination which may have a material impact on a holder’s economic return.” Please clarify whether the “excise tax” you refer to was included in the Inflation Reduction Act of 2022. Expand your risk factor disclosure to further discuss the material consequences and possible impacts as a result of such excise tax and advise whether you may be a “covered corporation” under the Inflation Reduction Act of 2022.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 20 and 82 of Amendment No. 1 to reflect the Staff’s comment.

3.

With a view towards revised disclosure, please advise whether the ratio at which shares of Class B common stock will convert into shares of Class A common stock in connection with the closing of the initial business combination is subject to adjustment. If the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on any additional financing activities, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after any such additional financing to highlight dilution to public stockholders.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the ratio at which shares of Class B common stock will convert into shares of Class A common stock in connection with the closing of the initial business combination is not subject to adjustment. Additionally, the Sponsor is currently not expected to receive additional securities pursuant to any anti-dilution adjustment based on any additional financing activities. The Company will revise its disclosure as the Staff requests if there are any changes in connection with the potential PIPE financing noted in question 13 or any other additional financing activities. The Company does note that initially the ratio at which shares of Class B common stock would convert into shares of Class A common stock in connection with the closing of the initial business combination was subject to adjustment and anti-dilution protection as described in the SPAC’s Form S-1 (File No. 333-254479), initially filed with the SEC on March 19, 2021. However, in connection with the signing of the Business Combination Agreement on July 26, 2022, the Sponsor, members of the SPAC board and management team waived all of their adjustment rights. Pursuant to the Staff’s request, we have revised the disclosure on the cover page of Amendment No. 1 to reflect that the ratio at which shares of Class B common stock will convert into shares of Class A common stock in connection with the closing of the initial business combination is not subject to adjustment. Pursuant to the Staff’s request we have updated the disclosure on the cover and pages F-18 and F-37 of Amendment No. 1 to reflect the Staff’s comment.

4.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on pages 18, 31, and 130 of Amendment No. 1 to reflect the Staff’s Comment.

October 28, 2022

5.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the Company’s Sponsor, Lionheart Equities, LLC (the “Sponsor”), is a Delaware limited liability company, which is not controlled by and does not have substantial ties to, any non-U.S. person. Ophir Sternberg, the Company’s Chief Executive Officer and Chairman, a U.S. citizen, is the sole managing member of the Sponsor. Neither Mr. Sternberg nor, to the best of the Company’s knowledge, any other member of the Sponsor is controlled by, or has any substantial ties to, any non-U.S. person. The Company respectfully advises the Staff that the Security Matters Limited (“SMX”) is an Israeli company listed on the Australian Stock Exchange. It does not have any jurisdictional connection to the U.S. and as such does not believe that SMX is a U.S. business subject to potential CFIUS review jurisdiction. Pursuant to the Staff’s request we have updated the disclosure on page 61 of Amendment No. 1 to reflect the Staff’s comment.

Frequently Used Terms, page 1

6.

Please clarify why you refer to the Australian Accounting Standards and any authoritative interpretation issued by the Australian Accounting Standards Board under your definition of “Accounting Standards.” In this regard, we note the historical financial statements of Lionheart were prepared in accordance with U.S. GAAP and the historical financial statements of SMX were prepared in accordance with International Financial Reporting Standards.

The Staff’s comment is noted. The defined term “Accounting Standards” has been removed. Pursuant to the Staff’s request we have updated the disclosure on page 1 of Amendment No. 1 to reflect the Staff’s comment.

Questions and Answers About the Business Combination and the Special Meeting

What Equity Stake Will Current Stockholders, the Initial Stockholders, and the Company Public Stockholders Hold. . ., page 8

7.

Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Provide this disclosure at each of the redemption levels described in your “Comparative Per Share Information” disclosure.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 10 of Amendment No. 1 to reflect the Staff’s comment.

October 28, 2022

Q: Do any of the Company’s Officers or Directors have Interests in the Business Combination . . ., page 16

8.

In listing the interests of the sponsor and the Company’s officers and directors, you note that certain individuals will serve as directors of the Post-Combination Company. Please further clarify which of these individuals are currently affiliated with the sponsor or are officers and directors of the Company (i.e. the SPAC) or have other ties that give rise to a conflict of interest. Further, it appears a different set of individuals and additional conflicts are listed in similar disclosure on page 125. Please reconcile and revise as appropriate.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on pages 16, 29 and 128 of Amendment No. 1 to reflect the Staff’s comment.

9.

We note your disclosure that the sponsor and your directors and officers will lose their entire investment in you and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by November 8, 2022. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Company Response: The Staff’s comment is noted. The Sponsor and its affiliates provided the risk capital ($4.75 million in total, consisting of 275,000 Units at $10.00 per Unit for $2.75 million and 2 million warrants at $1.00 per warrant for $2 million) to the Company to pay for formation related costs and for general working capital. In return for which, they collectively own 3,400,000 shares of Class B Common Stock of Lionheart (as more fully described in the table “Security Ownership of Certain Beneficial Owners and Management of Parent” on pages 255 and 256 of Amendment No. 1). These securities have an estimated value of approximately $34.0 million (at a $10 per share price) and would have zero value if a business combination is not completed. The Sponsor and its affiliates have no other loans, contingent fees, or reimbursement of out-of-pocket expenses, to which they would receive compensation if a business combination is completed. Other than the above, the only other amount of compensation due at the time of the consummation of the Business Combination will be the granting of restricted stock units of the Post-Combination Company to certain of the Post-Combination Company’s independent directors (approximate value of $100,000). The Company has revised the disclosure on pages 18, 31 and 130 of Amendment No. 1 to include this additional detail.

Q: What are the Material U.S. Federal Income Tax Consequences . . ., page 20

10.

We note your representation on page 20 that if the business combination qualifies as a reorganization under either Section 368(a) or 351(a) of the Code then U.S. holders “should not generally recognize gain or loss” for U.S. federal income tax purposes on their shares. Elsewhere in your registration statement, you advise that a tax opinion will not be provided. Please note that a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Refer to Item 601(b)(8) of Regulation S-K. To support your conclusions about the tax consequences of the business combination, please have counsel provide an opinion that expresses a conclusion for each material federal tax consequence, including each consequence set forth in “Certain Material U.S. Federal Income Tax Considerations.” See Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have revised the disclosure on pages 82, 152 and 153 of Amendment No. 1 to reflect that counsel will provide a “will” opinion. A copy of the tax opinion of DLA Piper LLP (US) will be filed as Exhibit 8.1 in a subsequent amendment to the Registration Statement.

October 28, 2022

Summary of the Proxy Statement/Prospectus, page 22

11.

Please revise your registration statement to provide an organizational diagram that depicts the structure of the Company and SMX (and its subsidiaries) before and after the business combination. Include the jurisdiction of incorporation for each entity in your diagram.

The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 36 of Amendment No. 1 to reflect the Staff’s comment.

12.

It appears that the deferred underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your selected pro forma information.

Company Response: The Staff’s comment is noted. The Company confirms to the Staff that the amount of the deferred underwriting commission payable to the underwriters of the SPAC’s initial public offering is not required to be adjusted for any shares that are redeemed in connection with the Company’s initial business combination. Pursuant to the Staff’s request we have updated the disclosure on page 36 of Amendment No. 1 to reflect the Staff’s comment.

Other Agreements Related to the Business Combination Agreement

Lock-up Agreements, page 27

13.	Please disclose the exceptions set forth in the lock-up agreements.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 27 of Amendment No. 1 to reflect the Staff’s comment.

PIPE Subscription Agreements, page 28

14.

We note you are actively pursuing the entry of subscription agreements with PIPE investors for an amount up to $25 million in the aggregate. Revise to highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements that are contemplated to be entered into at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement. If this information is not known at this time, please clarify whether you intend to circulate a new or amended proxy statement/prospectus with this information prior to the special meeting or how you will inform shareholders the amount of PIPE financing that has been subscribed to before the special meeting to approve the business combination.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the information being requested is not known at this time. We intend to circulate an amended proxy statement/prospectus or file a Form 6-K with this information once it is confirmed and prior to the special meeting. However, we have updated the disclosure on pages 28, 101 and 147 of Amendment No. 1 to specify therein that the information noted by the Staff is unknown at this time.

Impact of the Business Combination on Parent’s Public Float, page 34

15.

Please provide tabular disclosure showing all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, any convertible securities, including warrants retained by redeeming shareholders (and those issued to certain investors in August and September 2022, which you disclose are redeemable at the closing of the business combination against 50% of the amount lent), at each of the redemption levels detailed in your selected pro forma information, including any needed assumptions.

October 28, 2022

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 35 of Amendment No. 1 to reflect the Staff’s comment.

Risk Factors, page 49

16.

To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and whether you have taken any actions to mitigate such potential risks.

The Staff’s comment is noted. The Staff is advised that SMX does not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine.

Our operations in foreign jurisdictions will subject us to risks associated in those jurisdictions . . ., page 89

17.

We note your disclosure that “[p]rior to the Russian-Ukrainian dispute some of our R&D activity was based in the Ukraine and we had commenced business activities related to the countries in dispute and their surroundings, all of which were affected by the dispute.” Please clarify the extent of SMX’s business activities with the “countries in dispute and their surroundings” and specify the countries. Elaborate on how SMX’s R&D and business activities were affected and disclose if it had to end its R&D activity in Ukraine or how it was otherwise impacted. For example, disclose whether SMX needed to move its R&D activities to another jurisdiction and whether this may delay its development or generate additional costs or otherwise have a material adverse effect on SMX’s business. In addition, please also consider any impact:

•

resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede SMX’s ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;

•

resulting from the reaction of SMX’s investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes SMX’s assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 92 of Amendment No. 1 to reflect the Staff’s comment.

Additionally, the Staff is advised that SMX does not have (and did not have) any assets or activities in Russia, Belarus or Ukraine. As SMX was able to focus its attention on its R&D activities in Israel and with European entities when it put its R&D activity on hold with a Ukrainian entity and that it was only reviewing potential relationships (similar to other potential clients) with entities in Russia, Belarus and Ukraine before dispute started, SMX does not currently anticipate any material impact from the additional considerations listed in the three bullets of the Staff’s comment.

October 28, 2022

Purchase of Shares, page 106

18.

We note your disclosure that the sponsor, underwriters, SMX and/or their respective affiliates may purchase shares in privately negotiated transaction, including from shareholders who would have otherwise elected to redeem their shares in advance of the stockholder vote, in addition to your disclosure of “Open Market Purchases.” With a view towards revised disclosure, please tell us how such purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation Question 166.01 for guidance.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a). Pursuant to the Staff’s request we have updated the disclosure on page 110 of Amendment No. 1 to reflect the Staff’s Comment.

The Business Combination

The Background of the Business Combination, page 108

19.	Please expand the description of the transaction timeline to include any relevant disclosure to address:

•	whether the sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;

•

whether the sponsor has other SPACs in the process of searching for a target company and whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

•	whether there have been any valuations or other material information about Lionheart, SMX, or the business combination provided to potential PIPE investors that have not been disclosed publicly;

•	the negotiation of any arrangements whereby any shareholder agreed to waive its redemption rights;

•

any discussions involving continuing employment or involvement for any persons affiliated with Lionheart before the merger, any formal or informal commitment to retain any financial advisors after the merger, and any pre-existing relationships between Lionheart (or individuals affiliated with Lionheart) and additional investors.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure in Amendment No. 1 to reflect the Staff’s comment as follows:

•

on page 111 of Amendment No. 1 to describe the Sponsor’s and its affiliates’ track record with SPACs and to disclose that, at the time of the search for targets and the negotiation of the Business Combination, the Sponsor had sponsored no other active SPACs searching for a target;

•

on pages 111 of Amendment No. 1 to disclose that the only arrangements for stockholders to waive their redemption rights were entered into by the SPAC’s initial stockholders, officers and directors in connection with the IPO Letter Agreement, dated November 3, 2021; and

•	on pages 208 and 258 of Amendment No. 1 to disclose that (i) the only discussions involving continuing employment or involvement for any persons affiliated with Lionheart before the

October 28, 2022

merger were with Ophir Sternberg relating to the Chairman Agreement with Parent and with Faquiry Diaz relating to an independent contractor agreement, with Parent, which provides for certain services to the Post-Combination Company, (ii) there has not been any formal or informal commitment to retain any financial advisors after the merger, and (iii) there are no pre-existing relationships between Lionheart (or individuals affiliated with Lionheart) and additional investors;

The Company respectfully advises the Staff that there has not been any valuations or other material information about Lionheart, SMX, or the business combination provided to potential PIPE investors that have not been disclosed publicly.

20.

We note your disclosure that the “parties subsequently decided not to include the non-redemption incentives in the definitive transaction agreements and to address any potential non-redemption incentives at a future date.” Please disclose how you will inform shareholders of any non-redemption incentives prior to the special meeting.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that we intend to inform shareholders of any non-redemption incentives prior to the special meeting by circulating an amended proxy statement/prospectus or filing a Form 6-K with this information once it is confirmed. Pursuant to the Staff’s request we have updated the disclosure on pages 114 of Amendment No. 1 to inform shareholders how we intend to notify them of any non-redemption incentives.

Pursuant to the Staff’s request we have updated the disclosure on page 110 of Amendment No. 1 to reflect the Staff’s comment.

Fairness Opinion of Scura Partners, page 114

21.

You disclose on page 121 that Scura Partners expects to deliver a “bringdown” Fairness Opinion in connection with closing. Please reconcile your disclosure of the “bringdown” opinion with your risk factor disclosure on page 60 suggesting that the Lionheartboard will not ask the financial advisor to update its opinion prior to closing.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the Lionheart Board will not ask the financial advisor to update its opinion prior to closing. Pursuant to the Staff’s request we will reconcile the disclosure on page 121 of Amendment No. 1 to clarify this point.

22.

We note your disclosure that “Scura Partners assumed, with Lionheart’s consent, that the transaction contemplated by the SID and BCA will qualify as a tax free reorganization for income tax purposes in the United States, Australia, and Ireland.” With a view towards revised disclosure, please tell us how the Lionheart board evaluated this assumption and the conclusions of the fairness opinion in light of your disclosure on page 79 and elsewhere that there is uncertainty regarding the tax treatment of the business combination.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that it is the opinion of Lionheart’s counsel that the Business Combination will qualify as a transaction described in Section 351(a) of the Code. Assuming the Business Combination qualifies as a transaction described in Section 351(a) of the Code, U.S. holders will not recognize gain or loss for U.S. federal income tax purposes with respect to the shares of Lionheart that they own as a result of the Business Combination except to the extent that such U.S. holders also exchange warrants, provided that the requirements of Section 367 of the Code are also satisfied by such U.S. Holder. Pursuant to the Staff’s request we have updated the disclosure on pages 82, 152 and 153 of Amendment No. 1 to reflect the Staff’s comment.

23.	Please add cautionary language that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that Scura Partners’ opinion only addressed fairness to the SPAC, the entity paying the consideration in the

October 28, 2022

transaction, and not to shareholders or a group of shareholders of the SPAC, individually or in the aggregate, because the SPAC’s shareholders are not paying or receiving any consideration in the transaction. The Company believes that this approach is customary and appropriate for such opinions in stock-for-stock transactions. Please see, for example, the following opinions for recent stock-for-stock transactions:

•

The Opinion of Goldman Sachs & Co. LLC, dated May 4, 2021, to the Board of Trustees of Equity Commonwealth in Equity Commonwealth’s proposed acquisition of Monmouth Real Estate Investment Corporation (available at https://www.sec.gov/Archives/edgar/data/803649/000114036121025516/nt10026422x5_424b3.htm#tANB ).

•

The Opinions of Piper Sandler & Co. and Goldman Sachs & Co. LLC, dated April 24, 2021, to the Board of Directors of New York Community Bancorp, Inc. in New York Community Bancorp’s proposed acquisition of Flagstar Bancorp, Inc. (available at https://www.sec.gov/Archives/edgar/data/1033012/000119312521200556/d125734ddefm14a.htm ).

•

The Opinion of Guggenheim Securities, LLC, dated April 20, 2021, to the Board of Directors of The Middleby Corporation in The Middleby Corporation’s proposed acquisition of Welbilt, Inc. (available at https://www.sec.gov/Archives/edgar/data/769520/000119312521194072/d223342d424b3.htm#rom223342_156 ).

•

The Opinion of Moelis & Company LLC, dated February 7, 2021, to the Board of Directors of Gores Holdings VI, Inc. in Gores Holdings VI, Inc.’s proposed acquisition of Matterport, Inc. (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1819394/000119312521177351/d101627ds4a.htm#rom101627_59 ).

24.

We note your disclosure that “[i]n the two-year period prior to the date of Scura Partners’ opinion, Scura Partners has not provided any investment banking services to Lionheart.” Please clarify if Scura Partners provided any financial advisory or other services to Lionheart or if there was any other material relationship that existed between Lionheart and Scura Partners during this period. If so, disclose the information required by Item 1015(b)(4) of Regulation M-A.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that Scura Partners did not provide any financial advisory or other services to Lionheart nor was there any other material relationship that existed between Lionheart and Scura Partners during the period noted above. Pursuant to the Staff’s request we will update the disclosure on page 124 of Amendment No. 1 to reflect this fact.

25.

Please disclose the criteria Scura Partners used to select comparable companies, including any quantitative metrics. Disclose if there were any criteria used to exclude companies from the analysis and if any companies meeting the selection criteria were excluded.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 121 of Amendment No. 1 to reflect the Staff’s comment.

26.	We note your disclosure that in preparing its analyses, Scura Partners utilized “certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of SMX

October 28, 2022

furnished to Scura Partners by the Company, including financial and other forecasts provided to, or discussed with Scura Partners by the management of the Company and the management of SMX.” Please disclose any financial projections provided by Lionheart or SMX and relied upon by Scura Partners.

The Staff’s comment is noted. We respectfully advise the Staff that Lionheart acknowledges that in connection with the preparation of Scura Partners’ opinion and the creation of the financial model that served as the basis for its analysis, Scura Partners received and reviewed “certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of SMX furnished to Scura Partners by the Company…”. However, Scura Partners has informed Lionheart that, although Scura Partners received and reviewed such information for purposes of background regarding SMX (and relied on the fact that such information was complete and accurate in all material respects), Scura Partners did not rely on such information, but did consider such information (along with a range of other data and factors) in creating the financial model that served as a portion of its analysis set forth in the Registration Statement and the opinion it rendered to the Lionheart Board.

Certain Material Irish Tax Considerations to Non-Irish Holders, page 160

27.

We note your disclosure that Non-Irish Holders will not be subject to certain Irish tax consequences with respect to the transactions. Please file a tax opinion as an exhibit to your registration statement that addresses and expresses a conclusion for each material Irish tax consequence. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 40) of Staff Legal Bulletin No. 19.

The Staff’s comment is noted. Pursuant to the Staff’s request, an Irish tax opinion will be filed as an exhibit to the Registration Statement. The Staff is advised that the Irish tax opinion will be filed in a future amendment to the Registration Statement.

Submission of Business Combination to a Stockholder Vote, page 189

28.

You refer on page 189 only to your intention to waive any obligations of Nomura to vote its shares of common stock obtained in any Open Market Purchases in favor of the Proposals, but on page 15 refer to such obligation of the Underwriters. Please reconcile and revise your calculation of the number of votes of the public shares needed to approve the business combination disclosed in these two sections for consistency.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the reference noted in the question above should be to the “Underwriters” and not to just “Nomura”. Pursuant to the Staff’s request we have updated the disclosure on page 193 of Amendment No. 1 to reflect the Staff’s Comment and reconcile the disclosure in Amendment No. 1.

Conflicts of Interest, page 202

29.

Please revise the conflicts of interest discussion to elaborate on how the board considered those conflicts in negotiating and recommending the business combination. We also note your charter waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 207 of Amendment No. 1 to reflect the Staff’s Comment.

October 28, 2022

Business of Security Matters

Platform, page 217

30.

We note SMX’s solution comprises of a “blockchain digital platform.” To help investors better understand SMX’s business, please further clarify and disclose whether SMX’s applications (1) are or will be dependent on another blockchain and, if so, the risks and challenges related to such reliance or (2) run or will run on its own blockchain and, if so, the risks and challenges related to developing and maintaining the blockchain. Advise whether SMX’s business entails, or will entail, the creation, issuance or use of any crypto assets and, if so, how those crypto assets will be used.

The Staff’s comment is noted. The Staff is advised that SMX only uses blockchain technology in order to transfer data between a database containing the product/tracking or other information and SMX’s readers. SMX uses blockchain technology through a third party SaaS provider and SMX does not currently or plan to run its own blockchain solution. SMX does not believe that it is dependent on its current third party SaaS provider and could switch providers if necessary. The Staff is also advised that SMX’s business, as currently managed or planned, does not, nor will, entail the creation, issuance or use of any crypto assets.

31.

We note that SMX’s use of blockchain technology uses cryptography from third party infrastructure and it has developed an algorithm that connects its reader to an existing platform “licensed from a SaaS provider.” To the extent SMX has any material contracts with third parties for such services, please include a brief description of the material terms of any agreements, including the term and termination provisions.

The Staff’s comment is noted. The Staff is advised that SMX does not have any contract with a third party SaaS provider. SMX uses a third party SaaS’s providers product on an ad-hoc basis and subject to such third party’s ordinary terms and conditions for the use of its platform. SMX only uses blockchain technology to connect its readers to a database containing product/tracking or other information. The Staff is advised that SMX believes that it should be able to change its third party SaaS provider should it need to do so as there are other entities that offer blockchain technology as a third party SaaS provider.

Research and Development, page 219

32.

We note that you have entered into joint venture arrangements in connection with your ownership in both Yahaloma Technologies and trueGold. Please disclose the material terms of these arrangements in your registration statement, including the term and termination provisions.

The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on pages 224, 225 and 226 of Amendment No. 1 to reflect the Staff’s comment. The Staff is also advised that in both of these joint ventures a company was incorporated and there is not a time limitation on such company.

Intellectual Property, page 220

33.

Please expand your disclosure to provide additional description of your patent portfolio. For each material patent and patent application, please disclose the scope and technology of each patent or patent application, the type of patent protection, jurisdiction and expiration dates. Consider including tabular disclosure for ease of use.

The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on pages 227-234 of Amendment No. 1 to reflect the Staff’s comment.

October 28, 2022

Security Matters’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 229

34.

Please discuss whether supply chain disruptions materially affect SMX’s outlook or business goals. Specify whether these challenges have materially impacted its results of operations or capital resources and quantify, to the extent possible, how its sales, profits, and/or liquidity have been impacted. Discuss whether SMX has experienced higher costs due to constrained capacity or increased commodity prices or challenges sourcing specific materials or is exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

The Staff’s comment is noted. The Staff is advised that SMX’s outlook or business goals have not been materially affected by supply chain disruptions and supply chain challenges have not materially impacted its results of operations or capital resources. SMX has not experienced any material higher costs due to constrained capacity or increased commodity prices or challenges sourcing specific materials or is exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension. The Staff is advised that SMX does not have any mitigation efforts that introduce new material risks, including those related to product quality, reliability or regulatory approval of products.

35.

Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on SMX’s cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia’s invasion of Ukraine. Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

The Staff’s comment is noted. Pursuant to the Staff’s request we have updated the disclosure on page 245 of Amendment No. 1 to reflect the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Intangible assets, page F-56

36.

Please tell us and disclose in more detail how you met the criteria in IAS 38.57 for the capitalized development costs, in particular how you determine when a product development project has reached a defined milestone. Please further expand your policy to disclose the circumstances that would allow you to begin amortization of development costs.

The Staff’s comment is noted. According to IAS 38.8, development is the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use. SMX capitalizes costs that stem only from development activities such as prescribed in IAS 38.59 and elaborated below.

Laboratory activities conducted by SMX in search for a new technology is considered a research phase to achieve a future sustainable technology that works. Therefore, all costs incurred due to such activities are recognized as expense in profit or loss as incurred according to IAS 38.54. Once a technical feasibility is identified during the laboratory activities, as described further below, SMX commences capitalization, provided that all other criteria set forth in IAS 38.57 are met.

October 28, 2022

The recognition criteria according to IAS 38.57 are considered by SMX at each stage to determine when the criteria have been initially met in full. SMX considers the point in time where it has obtained initially the capability of completing the intangible asset so that it will be available for use or sale. In addition, SMX monitors closely the gradual advances reached throughout the entire development process. Only from that point onwards when the stated criteria set forth in IAS 38.57 are fully met, SMX capitalizes all directly attributable costs, such as prescribed in IAS 38.66.

Referring to IAS 38.57(a), the technical feasibility is identified when a distinguish milestone is achieved once initial marking and reading capabilities is established. The identification occurs only following a detailed broad mapping of the raw material characterization and establishing the formula for the chemical marker architecture to be embedded into the raw material based on industry standards and regulations with the initial evidence that the x-ray algorithm of the designated reader is in a stage that can identify the marker and convey information.

At this stage the technical feasibility of completing the development for use is probable. It should be noted that at this point the rest of the criteria (b)-(f) of IAS 38.57 are consistently met through SMX’s management and board commitment and full-scale endeavors to successfully complete the development, while employing all necessary financial and technical resources and particularly as to the anticipated future economic benefits that would be derived from the capitalized asset, as prepared by SMX’s management, with the assistance of an external appraisal, for the purpose of the annual intangible asset impairment test under IAS 36.10(a).

SMX’s financial systems that are in place allows it to maintain books and records in sufficient detail that enables it to attribute the development cost that can be capitalized.

As to amortization of development costs, according to IAS 38.97 amortization shall begin when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Due to the technological characteristics of the capitalized developed assets, SMX assesses that once the development is completed and the asset is ready for use, the asset will have finite useful lives. For determining the point in time when the asset would be ready for use, SMX determined that the developed technology becomes operational when an initial customization to a market leader specific need is completed. The development is based on cooperation with market leaders according to the market needs.

Following the SEC comment, SMX expanded its disclosures regarding the capitalization and amortization of development costs in its significant accounting policy footnote. Please see the pages F-67 and F-68 of Amendment No. 1.

Note 3 - Critical Accounting Estimates and Judgments

Share based payments, page F-58

37.

Please provide us with a breakdown of all equity awards granted starting on January 1, 2022 and leading up to your filing, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.

October 28, 2022

The Staff’s comment is noted. SMX is a publicly traded company, listed on the ASX in Australia. It is important to emphasize that the company uses its quoted and traded share price in an active market for its equity awards granted in all periods. There are no external valuations of the fair value for the share price. In the period, the share price dropped from AU$ 0.28 on December 31, 2021 to AU$ 0.1 on June 30, 2022. We assume that the significant fluctuations are mainly due to the changes in the global macroeconomics and the capital markets conditions that were affected from the increased inflation and interest, the growing concern of recession and the war between Russia and Ukraine.

During the period, SMX released to the market announcements of its activities, as well as updates on the progress of the development of the technology, new collaborations and achievements. On July 26, 2022, SMX announced the Business Combination Agreement with Lionheart; the quoted share price increased in 150% on the day of announcement, as the valuation of SMX in the merger transaction is higher than SMX’s market capitalization in ASX prior the announcement. The valuation that SMX and Lionheart obtained for the purpose of the merger that is yet to be considered closed and the initial BCA announced following June 30, 2022.

Breakdown of equity awards granted at the period January 1 – June 30, 2022

Ordinary shares:

In May 2022, SMX granted 322,317 Ordinary shares to its Board members in lieu of cash remuneration. The fair value of the shares on the grant date is AU$ 75K (US$54K), and the price per share used for these grants was AU$ 0.2346 per share.

Options:

Grant date	Expiry date	Stock price AU$	#Options	Exercise price		Fair Value
				AU$	US$	AU$	US$
18-Jan-22	18-Jan-25	0.27	600,000	0.28	0.19	0.14	0.10
19-Jan-22	21-Jan-27	0.27	100,000	0.70	0.48	0.09	0.06
19-Jan-22	21-Jan-27	0.27	50,000	0.70	0.48	0.09	0.06
21-Mar-22	25-Mar-27	0.24	100,000	0.70	0.48	0.08	0.06
21-Mar-22	25-Mar-27	0.24	500,000	0.26	0.18	0.13	0.09
25-Mar-22	25-Mar-27	0.22	8,000,001	0.40	0.28	0.12	0.08
27-May-22	26-May-27	0.18	250,000	0.20	0.14	0.11	0.08
29-Jun-22	29-Jun-27	0.11	500,000	0.70	0.48	0.03	0.02
29-Jun-22	29-Jun-27	0.11	200,000	0.20	0.14	0.04	0.03
			10,300,001

October 28, 2022

*            *             *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and Julie F. Rizzo at (919) 743-7336 of K&L Gates LLP.

Very truly yours,

/s/ Haggai Alon

Haggai Alon, Director (Principal Executive Officer)

cc:	Robert S. Matlin
Julie F. Rizzo

October 28, 2022